February 7, 2007


Mr. William Thompson
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

By Edgar, Facsimile and Overnight Mail


     Re:  Brown-Forman Corporation
          Form 10-K for Fiscal Year Ended April 30, 2006
          Form 10-Q for Fiscal Quarter Ended October 31, 2006
          Filed June 29, 2006 and December 7, 2006
          File No. 2-26821


Dear Mr. Thompson:

We have reviewed your follow-up letter dated January 25, 2007, and respond as follows to your request for additional information.


               FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 31, 2006

Financial Statements

Note 11.  Acquisition of Chambord Liqueur, page 11

Staff Comment: We note your response to comment two in our letter dated January 3, 2007. It appears that the existing-customer relationships that Chambord had with its distributors and the non-compete agreement between you and the former owner of Chambord meet the criteria for recognition apart from goodwill. As such, please provide us with your analysis of fair value of the existing customer relationships and non-compete agreement which complies with the objective of measuring fair value assumptions that marketplace participants would use in making estimates of fair value. Please refer to SFAS 141 and EITF 02-17.

Registrant Response: It is important to note that in the wine and spirits industry, acquisitions of another manufacturer are almost always for its existing, established brands. In an acquisition of a single brand, such as Chambord, the acquirer seeks the brand itself. Neither the acquisition of a manufacturer or a brand is made for the distributor relationships the owner may possess.

As part of our fair value analysis, we considered the existing customer relationships that Chambord had with its distributors throughout the world. Due to legal requirements and industry customs, manufacturers of liqueurs and spirits use distributors to get their products to market. Large spirits manufacturers, which we considered to be marketplace participants for purposes of our analysis, all typically maintain large and influential distribution networks through which they sell their products. Smaller manufacturers typically have smaller distribution networks and weaker relationships than large manufacturers. Accordingly, when marketplace participants acquire a new brand, they will typically sell the new brand through the acquirer's larger, in-place distribution network. Although the current relationships with Chambord's existing distributors were of value to Chambord, they could provide no value to Brown-Forman or other marketplace participants. This is evident in Brown-Forman's post-acquisition marketing and selling of Chambord. Since the acquisition eight months ago, we have canceled, or are in the process of canceling, all of Chambord's historical distributor agreements. Due to our superior distributor network, Chambord will be distributed through our network going forward. Therefore, management and our third-party valuation consultants, Duff & Phelps, LLC, determined that no value should be attributed to Chambord,s existing customer relationships.

The acquisition of Chambord included a non-compete agreement between Brown-Forman and N.J. "Sky" Cooper, the former owner of Chambord. (It is customary to get a non-compete when a brand is acquired in this industry.) The non-compete agreement states that Mr. Cooper, for a 10-year period, will not directly or indirectly, produce, market, manufacture, distribute or sell (i) any new products that use the imagery, packaging, bottles, trade dress or advertising that imitates or is confusingly similar to that of Chambord products or (ii) any products, containing or marketed, advertised, distributed or sold as containing liqueur flavored with berries, currants or other fruits.

After analysis of the non-compete agreement and discussions with Duff & Phelps, LLC, we determined that the non-compete agreement between Brown-Forman and Sky Cooper had immaterial value, if any. This conclusion was based upon these facts:

1) The non-compete was exclusive to the manufacturing of a specific type of liqueur, which represented a very limited market. This small niche market would be difficult for a competitor to enter. In fact, a recent entrant into this niche market failed after a short time in the marketplace.
2) Chambord currently has a dominant position in this niche market.
3) Mr. Cooper stated that he has essentially no interest in this business and is focusing on other business interests, specifically the production of high-end preservatives and jams.

Based upon these factors, we concluded, that in any event, it would be extremely unlikely that Sky Cooper would re-enter this niche market and greatly affect the sales and profits of the Chambord brand. This would be especially true in light of the larger distribution channel that Brown-Forman will apply to the Chambord brand. We concluded that the value would be immaterial, or zero, based on Mr. Cooper's low probability of competing and his limited ability to impact our Chambord sales if he did.


If you have any questions regarding these responses, please direct them to me at
(502) 774-7841 or, in my absence, to Jane Morreau, Senior Vice President and Controller at (502) 774-7165.

Sincerely,



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President
and Chief Financial Officer




cc:  Anthony Watson